Exhibit 12.2

Union Electric Company

Computation of Ratio of Earnings to Fixed Charges and Combined

Fixed Charges and Preferred Stock Dividend Requirements

(Thousands of Dollars, Except Ratios)

	Three Months Ended March 31, 2011	Year Ended December 31, 2010
Net income from continuing operations	$21,456	$368,702
Add- Taxes based on income	11,529	199,085

Net income before income taxes	32,985	567,787

Add- fixed charges:
Interest on short-term and long-term debt (a)	59,431	232,157
Estimated interest cost within rental expense	766	3,689
Amortization of net debt premium, discount, and expenses	1,636	6,744

Total fixed charges	61,833	242,590

Earnings available for fixed charges	94,818	810,377

Ratio of earnings to fixed charges	1.53	3.34

Earnings required for combined fixed charges and preferred stock dividends:
Preferred stock dividends	855	4,716
Adjustment to pretax basis	459	2,546

	1,314	7,262

Combined fixed charges and preferred stock dividend requirements	$63,147	$249,852

Ratio of earnings to combined fixed charges and preferred stock dividend requirements	1.50	3.24

(a)	Includes interest expense related to uncertain tax positions